EX-FILING FEES

Calculation of Filing Fees Table

SC TO-I/A
(Form Type)

CPG Carlyle Commitments Fund, LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid	-		-	-
Fees Previously Paid	$57,800,000	(a)	0.00927%	$5,358.06	(b)
Total Transaction Valuation	$57,800,000	(a)
Total Fees Due for Filing				$0.00
Total Fees Previously Paid				$5,358.06
Total Fee Offsets				-
Net Fee Due				$0.00

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests. The fee of $5,358.06 was paid by CPG Carlyle Commitments Master Fund, LLC in connection with filing its Schedule TO-I (See Ironwood Multi-Strategy Fund LLC, et al. (April 20, 2017)). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at 0.00927% of the Transaction Valuation.